

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 26, 2006

Via U.S. mail and facsimile

Mr. Cedric W. Burgher
Senior Vice President and Chief Financial Officer
KBR, Inc.
4100 Clinton Drive
Houston, TX 77020-6237

> **Re:** **KBR, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 24, 2006**
> **File No. 333-133302**

Dear Mr. Burgher:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

General

1. We note your response to prior comment 17. As previously requested, please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. We understand based on your response that it may not be practicable to do this until just prior to effectiveness. However, doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Notes to Financial Statements

Note 4. Correction of prior period results, page F-13

2. We note your response to prior comment 21. As previously requested, please disclose the type of costs and corresponding amounts that compose the $148 million charge. For each type of cost, please disclose the specific facts and circumstances that led you to determine that these costs have increased from your original estimates. Refer to paragraph 84 of SOP 81-1.

3. We note your response to prior comment 19. Please clarify your disclosure to state that the $7 million should have been recorded in the fourth quarter of 2005. In your table showing the impact of the restatements, it is not clear which line items and corresponding amounts were impacted as a result of the restatements related to the GTL project. In a similar manner to your discussion of the DML purchase price allocation restatements, please disclose the impact on each line item related to the GTL project restatements.

Note 20. Related Party Transactions, page F-49

4. We note your response to prior comment 13. Please provide the disclosures required by paragraph 2 of SFAS 57 for each period presented, which should include the amount of revenues and corresponding operating income amounts recorded related to services provided to your joint ventures. Please also separately disclose on the face of your financial statements the amounts related to these services, or tell us how you determined separate disclosure on the face of the financial statements was not required pursuant to Rule 4-08(k) of Regulation S-X. Please also disclose how you account for these sales transactions with your joint ventures, including any profit related to these transactions. Refer to the AICPA's Accounting Interpretation of APB 18. Please also revise your disclosures on page 123 to discuss these transactions as well.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Darrell W. Taylor
        Baker Botts L.L.P.
        910 Louisiana Street
        Houston, TX 77002-4995

        Mr. Andrew M. Baker
        Baker Botts L.L.P.
        2001 Ross Avenue
        Dallas, TX 75201-2980

        Mr. John B. Tehan
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954